Exhibit 23.4
CONSENT OF INDEPENDENT AUDIT FIRM
To the Board of Directors
TNP Strategic Retail Trust, Inc.
We consent to the incorporation by reference in this Post-Effective Amendment No. 6 to Registration Statement (No. 333-154975) on Form S-11 of our reports dated as follows: the first of which is January 22, 2010, with respect to the Statement of Revenues and Certain Expenses for the period from November 10, 2008 (date of commencement of operations) to September 30, 2009, for Moreno Marketplace, the second of which is dated September 20, 2010, with respect to the Statement of Revenues and Certain Expenses for the year ended December 31, 2009, for Northgate Property, and the third of which is dated October 27, 2010, with respect to the Statement of Revenues and Certain Expenses for the year ended December 31, 2009, for San Jacinto Property. We further consent to the reference to us under the heading “Experts” in the prospectus.
/s/ KMJ CORBIN & COMPANY LLP
Costa Mesa, California
April 14, 2011